Exhibit I

CAPITAL PRODUCT PARTNERS L.P. COMPLETES ACQUISITION OF THE M/T ‘ANIKITOS’

ATHENS, GREECE – 05/07/18 — Capital Product Partners L.P. (the “Partnership”) (NASDAQ: CPLP) today announced that it has completed the previously announced acquisition of the M/T ‘Anikitos’, an eco-type MR product tanker (50,082 dwt IMO II/III Chemical Product Tanker built 2016, Samsung Heavy Industries (Ningbo) Co., Ltd.) for a total consideration of $31.5 million from Capital Maritime & Trading Corp. (“Capital Maritime”). The Partnership funded the acquisition of the M/T ‘Anikitos’ with the net proceeds received from the sale of the M/T ‘Aristotelis’, available cash and the assumption of a term loan under a credit facility with ING Bank NV of approximately $15.6 million. The term loan is non-amortizing for a period of two years from the anniversary of the dropdown with an expected final maturity date in June 2023 and bears interest at LIBOR plus a margin of 2.50%. The term loan is subject to ship finance covenants similar to the covenants applicable under our existing facilities.

The M/T ‘Anikitos’ is currently employed by Petróleo Brasileiro S.A. (“Petrobras”), at a gross daily rate of $15,300 with earliest charter expiry in June 2020. The charterer has the option to extend the time charter for eighteen months (+/-30 days) at the same gross daily rate.

Mr. Jerry Kalogiratos, Chief Executive Officer of the Partnership’s General Partner, commented:

“We are pleased to have completed the acquisition of the M/T ‘Anikitos’, soon after the sale of the M/T ‘Aristotelis’ and thus replacing her with a younger, second generation eco MR product tanker, with long term employment in place, in line with our long term goal of replenishing our fleet and improving cash flow visibility to our unitholders.”

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of tanker, container and drybulk vessels. The Partnership currently owns 37 vessels, including twenty-one modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, one Aframax crude/product oil tanker, ten Neo Panamax container vessels and one Capesize bulk carrier. Its vessels trade predominantly under period charters to CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana, Hyundai Merchant Marine Co. Ltd., International Seaways, Inc., Louis Dreyfus Company Suisse S.A, Mediterranean Shipping Company Co. S.A., Pacific International Lines, Petróleo Brasileiro S.A., Repsol Trading S.A., Tesoro Far East Maritime Company (‘Tesoro’), Shell Tankers Singapore Private Limited and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.